November 26, 2018

Scott Anderegg

Division of Corporation Finance

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:     UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.

Form 10-K

Filed March 19, 2018

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2018

File No. 000-50081

Dear Mr. Anderegg,

We have reviewed the comments in your November 20, 2018 letter to us related to the above filing with the United States Securities and Exchange Commission (“SEC”).

Your first comment addresses additional disclosure of the Other Compensation component of our named executive officers. The following are additional footnote disclosures to the compensation table:

Name and Principal Position	Year	Other Compensation
Howard R. Curd, Co-Chairman &CEO	2017 2016	443,720 (a) 486,320 (a)

Howard F. Curd, President of UEP	2017 2016	22,800 (b) 16,800 (b)

George L. Sanchez, Executive Vice President of UEP	2017 2016	19,321 (c) 16,800 (c)

(a)	Amounts include $422,720 and $465,320 in 2017 and 2016, respectively, for insurance benefits of Mr. H.R. Curd and his heirs, and $21,000 and $21,000 in 2017 and 2016, respectively, for automotive allowances.

(b)	Amounts include $22,800 and $16,800 in 2017 and 2016, respectively, for automotive allowances.

(c)	Amounts include $2,521 in 2017 for insurance benefits of Mr. Sanchez and his heirs, and $16,800 and $16,800 in 2017 and 2016, respectively, for automotive allowances.

Uniroyal Engineered Products, LLC 1800 2nd Street, Sarasota, FL 34236

941-906-8580 www.uniroyalglobal.com

Scott Anderegg

United States Securities and Exchange Commission

November 26, 2018

Your second comment addresses Mr. Curd’s purchase of a life insurance policy on his life owned by the company. The following is revised disclosure of this transaction and includes disclosures from the company’s September 30, 2018 Form 10-Q filed with the SEC.

On April 1, 2018, the Company’s majority shareholder purchased the company owned life insurance policy on his life. The policy had a net value of $128,399 based on the cash surrender value of $578,490 and a policy loan outstanding in the amount of $450,091. After his assumption of a related party demand note payable in the amount of $125,000, the balance due of $3,399 was paid by him on April 17, 2018.

Your third comment addresses the production facility which was owned by Mr. Curd and leased to the company. The following is revised disclosure of this transaction and includes disclosures from the company’s September 30, 2018 Form 10-Q filed with the SEC.

During 2013 UEP sold real estate and certain insurance policies for $2,117,098 to a related party owned by the then majority owners of UEP. The proceeds were used to reduce UEP’s term debt and line of credit obligations by the same amount. Additionally, as part of the transaction with the related party, UEP leased the real estate, which is its main U.S. manufacturing facility it had sold plus additional land from the related company. Subsequent to the initial lease agreement, additional properties and improvements with a total value of $492,203 were added to the lease. The current lease financing obligation accrues interest at 18.20% and requires monthly principal and interest payments of $36,964, which are adjusted annually based on the consumer price index. The term of the UEP lease runs to October 31, 2033.

Your fourth comment addresses the management agreement with a company owned by Mr. Curd at the time of the UEP acquisition. The following is additional disclosure for this item.

Prior to the acquisition by the Company’s subsidiary, UEP was a party to an agreement with a company owned by Mr. Curd, which provided for that company to provide management and administrative services to UEP. This management agreement was assigned to the Company at the time of the acquisition and after that time, no further amounts were payable to the company owned by Mr. Curd. This agreement is currently an intercompany arrangement between two subsidiaries of the Company where monthly UEP pays 2% of its prior-month net sales to UEP Holdings, LLC.

We understand that it is the responsibility of our Company and our management team to ensure that all Company’s filings have accurate and complete disclosures as required by the SEC. In light of this, we have reviewed our controls related to financial reporting and have taken appropriate measures to confirm future filings with the SEC will have such disclosures particularly those related to Items 402(o)(7) and 404 of Regulation S-K.

Scott Anderegg

United States Securities and Exchange Commission

November 26, 2018

If you require any additional information, please contact me.

Sincerely,

/s/ Bernard A. Wagner

Bernard A. Wagner

Senior Vice-President and Global Chief Financial Officer, UEP Holdings, LLC